ACE Limited Bärengasse 32 CH-8001 Zurich Switzerland	Phone: +41 43 456 76 00 Fax: +1 (441) 295 3997 Philip.Bancroft@acegroup.com www.acelimited.com

Philip V. Bancroft

Chief Financial Officer

April 26, 2013

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

USA

RE: ACE Limited

Form 10-K for the Year Ended December 31, 2012

Filed on February 28, 2013

File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated April 12, 2013, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) of ACE Limited (the “Company” or “ACE”).

We have considered the Staff’s comments on the 2012 Form 10-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included, as appropriate, in subsequent Forms 10-K and, to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q.

In the sample disclosure below, we revised the information included in our 2012 Form 10-K disclosure to reflect how it would have appeared, on a revised basis. Any sample disclosure that was added in response to the Staff’s comments is set forth in bold italics type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Segment Operating Results

Insurance – North American, page 70

1.	You disclose on page 72 that you had high losses in your crop insurance business in 2012 but we could not find any quantified disclosures on these losses. Please tell us why you did not include any quantified disclosure regarding the results of operations of your crop insurance business and provide us proposed disclosure to be included in future periodic reports that discusses the results of operations of your crop insurance business. If known trends and circumstances indicate further losses are expected in this line of business, your proposed disclosure should also address the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows.

The Insurance – North American segment experienced higher than normal crop losses in 2012 as a result of the US drought. The drought was a significant event for the broader insurance industry and management believes it was important to acknowledge that the event also impacted our segment. However, the approximately $93 million increase in net crop losses incurred in 2012 was ultimately not material in relation to total segment Losses and loss expense of $5.6 billion and was therefore not separately quantified in the discussion of the segment’s 2012 results. We do not expect any further losses from the 2012 drought. However, should we experience loss development in future periods we would include it in our discussion of prior period development.

This drought was an indicator to management that the results of our crop business will not always be correlated with the results from our other property and casualty insurance business in the Insurance – North American segment. This led us to recently conclude that we should create a new operating segment and reportable segment for our agriculture business beginning with our Form 10-Q for the period ended March 31, 2013. We announced that we are now presenting our North American agriculture business as a separate reporting segment in our first quarter 2013 earnings release and our first quarter 2013 financial supplement, each of which were furnished as exhibits to our Form 8-K dated April 22, 2013.1 The substantial majority of this new segment will comprise our crop insurance business. As a reportable segment we will begin presenting, in a comparative tabular presentation and narrative, the operating results for the agriculture business including Net premiums written, Net premiums earned, Losses and loss expenses, Policy acquisition costs, Administrative expenses and Underwriting income on a comparative basis. We are currently in the process of drafting this new Form 10-Q disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

18.	Statutory Financial Information, page F-70

2.	You disclose that some of your insurance subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends and disclosed that the statutory capital and surplus of your insurance subsidiaries met regulatory requirements for 2012, 2011 and 2010. Please provide us proposed disclosure to be included in future periodic reports that addresses the following:

•	Disclose the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to actual statutory capital and surplus, as required under ASC 944-505-50-1b. If not significant, please clarify in the disclosure.

•	Disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends by ACE Limited to its stockholders as required by Rule 4-08(e)(1) of Regulation S-X.

We have considered the Staff’s comment regarding the amount of statutory capital and surplus necessary to satisfy regulatory requirements. In future filings, we propose to revise the Statutory financial information note to the consolidated financial statements in our Form 10-K. Revisions to the disclosure are illustrated below:

The minimum amounts of statutory capital and surplus necessary to satisfy regulatory requirements were $15,464 million and $14,176 million for 2012 and 2011, respectively.

[1]	Available at http://www.sec.gov/Archives/edgar/data/896159/000119312513164962/0001193125-13-164962-index.htm

Regarding restrictions on the payment of dividends, we believe that the Company’s current disclosure regarding dividends in note 11. Shareholders’ equity, beginning on page F-59, satisfies the disclosure requirement of Rule 4-08(e)(1) of Regulation S-X. The current disclosure addresses how the Company pays dividends as a reduction in par value and addresses dividend restrictions under Swiss law. Accordingly, dividends are not restricted by Retained earnings or Net income. We would of course revise the corresponding disclosure in future filings if we encountered restrictions on our ability to continue to pay dividends in this manner.

*****

In connection with our response to your letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft
Chief Financial Officer

cc:	Ibolya Ignat—Staff Accountant
Donald Abbott—Senior Staff Accountant

Michael J. McColgan—PricewaterhouseCoopers LLP